September 30, 2011

Filed as Edgar Correspondence

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ascent Capital Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 14, 2011
Definitive Proxy Statement on Schedule 14A
File May 2, 2011
File No. 001-34176

Dear Mr. Spirgel:

This letter is submitted by Ascent Capital Group, Inc. (“we” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) in its letter to the Company dated September 20, 2011 (the “Comment Letter”), which requested a response from the Company relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010 and Definitive Proxy Statement on Schedule 14A filed on May 2, 2011. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text, each of which is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of Subscriber Accounts, page 39

1.

You disclose that subscriber accounts are viewed as a single pool. We also note the disclosure at page 17 of your Form 10-Q for June 30, 2011 that you analyze subscriber attrition by classifying accounts into annual pools based on the year of purchase. Please expand the disclosure of your critical accounting policies to address whether you evaluate acquired accounts based on the year of purchase or origination of the contract for

Mr. Spirgel

United States Securities and Exchange Commission

September 30, 2011

purposes of determining the appropriate amortization period and method. Also disclose the initial term of the contracts and your experience with customer renewals. Discuss how you use this information and any other significant estimates and assumptions involved in determining the appropriate amortization method and period.

Response:

Monitronics analyzes attrition based on the year of contract origination. Monitronics generally acquires subscriber contracts in the year of contract origination. On page 29 of our Form 10-K for December 31, 2010, and on page 17 of our Form 10-Q for June 30, 2011, we disclose that we analyze subscriber attrition by classifying accounts into annual pools based on the year of purchase. We will modify this statement in future filings with the Securities and Exchange Commission as follows:

“Monitronics also analyzes its attrition by classifying accounts based on the year of contract origination.”

The subscriber attrition analysis provides management with historical performance detailing the percentage of attrition that occurred in each year of the subscriber life cycle. Based on management’s evaluation of the historical performance of the Company’s subscriber accounts, management estimates the attrition curve based on the stage of the subscriber in the subscriber life cycle. This analysis is used as a basis for our estimates and assumptions in determining the appropriate amortization method and period, and to determine the reasonableness of the valuation of the subscriber account pools. This concept is disclosed on page 39 in our Form 10-K for December 31, 2010 as follows:

“Currently, a 10-year 135% declining balance amortization method is used to provide a matching of amortization expense to individual subscriber revenues based on historical performance of our subscriber base. The realizable value and remaining useful lives of these assets could be impacted by changes in subscriber attrition rates, which could have an adverse effect on our earnings.”

As of December 31, 2010, Monitronics subscriber accounts were evaluated as a single pool due to the homogeneous characteristics of its subscriber accounts. As noted on page 6 in our Form 10-Q for March 31, 2011, upon completion of our evaluation of the useful life of Monitronics’ subscriber accounts in connection with the Monitronics acquisition, we began evaluating subscriber accounts in two pools. These subscriber account pools are comprised of subscriber accounts acquired in connection with the Monitronics acquisition and subscriber accounts acquired after the Monitronics acquisition. Subscriber accounts acquired after the Monitronics acquisition are amortized using a 15-year, 220% declining balance method, which is consistent with the attrition curve for subscriber accounts acquired in the year of contract origination. Subscriber accounts acquired in connection with the Monitronics acquisition are expected to have a different attrition curve due to the various ages of subscriber accounts, placing them at different points in the subscriber life cycle. We amortize these accounts using a 14-year, 235% declining balance method, which is consistent with the attrition curve noted above blended based on the various stages of the respective subscriber accounts in the subscriber life cycle.

Mr. Spirgel

United States Securities and Exchange Commission

September 30, 2011

The Company’s subscriber monitoring contracts typically have a three year initial term, but can range from three to five years. After the initial term, the contracts automatically renew on a month to month basis until the subscriber provides written cancellation notice. Page 29 of our Form 10-K for December 31, 2010 references the typical length of subscriber contracts in connection with our discussion of subscriber attrition as follows:

“In the next three years, the number of subscribers that cancel as a percentage of the initial number of subscribers in that pool gradually increases and historically has peaked between the third and fourth years. The peak between the third and fourth years is primarily a result of the buildup of subscribers that moved or no longer had need for the service prior to the third year but did not cancel their service until the end of their three-year contract.”

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Subscriber Accounts, page 51

2.	Please refer to ASC 350-30-50-2 and revise to disclose the estimated aggregate amortization expense for each of the five succeeding fiscal years.

Response:

In Footnote 3, Summary of Significant Accounting Policies, we disclosed that subscriber accounts are amortized based on a 10-year, 135% declining balance method. Furthermore, in Footnote 4, Acquisitions, we disclosed that the Company was in the process of assessing the useful life and appropriate amortization method. As of December 31, 2010, subscriber accounts were primarily comprised of subscriber accounts acquired in the Monitronics acquisition. As a result, we believed that disclosing the succeeding five years’ amortization expense based on the 10-year, 135% declining balance would not have been representative of estimated amortization, as we had not yet completed our assessment of useful life in connection with our purchase accounting adjustments. As disclosed in Footnote 2, Acquisition of Monitronics, of Form 10-Q for March 31, 2011, the Company completed its evaluation of the useful life and amortization methods related to subscriber accounts. As a result of this evaluation, subscriber account amortization methods were changed from 10-year 135% declining balance to 14-year 235% declining balance for subscriber accounts acquired in the Monitronics acquisition and 15-year, 220% declining balance for subscriber accounts acquired subsequent to the Monitronics acquisition. We will provide estimated amortization expense for each of the succeeding five fiscal years in our future annual financial reports filed with the Securities and Exchange Commission.

Mr. Spirgel

United States Securities and Exchange Commission

September 30, 2011

Revenue Recognition, page 53

3.	We note that with the acquisition of Monitronics in December of 2010 and your recent dispositions, your primary business is now that of providing security alarm monitoring and related services to your customers. In this regard, please expand your revenue recognition policy to clearly describe all types of services you provide to your customers and disclose any renewal, cancellation, and refund provisions in your contracts and describe how these affect revenue recognition.

Response:

As Monitronics was acquired on December 17, 2010, its security alarm monitoring and related services revenue only represented approximately 9.5% of total revenue from continuing operations for the year ended December 31, 2010. Monitronics revenue included subscriber monitoring revenue (97.3% of Monitronics revenue), service revenue (1.6% of Monitronics revenue), and other revenue (1.1% of Monitronics revenue). In Footnote 3, Summary of Significant Accounting Policies, we disclosed that revenue from the Monitronics business is recognized when services are provided. This revenue recognition policy is applicable to all Monitronics revenue streams.

Subscriber contracts generally contain early termination fees. Such amounts are not material to the overall operations of the Company and are recognized when payments are received.

Although our subscriber contracts do not contain refund provisions, from time to time, we may provide discretionary refunds to customers to address customer satisfaction issues. Such amounts are not material to the overall operations of the Company and are recognized when issued.

Based on the above, we will modify Footnote 3, Summary of Significant Accounting Policies, in our future annual financial reports filed with the Securities and Exchange Commission as follows:

Revenue Recognition

Revenue is generated from security alarm monitoring and related services. Revenue related to alarm monitoring services is recognized ratably over the term of the contract. Revenue related to maintenance and other services is recognized as the services are rendered. Deferred revenue includes payments for monitoring services to be provided in future periods.

Mr. Spirgel

United States Securities and Exchange Commission

September 30, 2011

Definitive Proxy Statement on Schedule

14A Executive Compensation, page 25

Equity Incentive Compensation, page 29

4.	We note your disclosure that your compensation committee “took into account a number of qualitative factors” in determining the equity incentive compensation awarded to Messrs. Fitzgerald, Niles and Orr and that the committee did not give a “specific weight to any single factor” in making such determination. Please expand your disclosure in future filings to describe these qualitative factors. See Item 402(b)(2)(vii) of Regulation S-K.

Response

The Company will provide more specific disclosure relating to the qualitative factors used by the Company’s compensation committee in determining equity incentive compensation awarded to its “named executive officers” in future filings with the Securities and Exchange Commission.

*    *    *    *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Mr. Spirgel

United States Securities and Exchange Commission

September 30, 2011

The Company respectfully believes this letter addresses the Staff’s comments in the Comment letter. If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at 972-277-3623.

Sincerely,

/S/ MICHAEL MEYERS
Senior Vice President and Chief Financial Officer

CC:	William R. Fitzgerald
William Niles
Renee Wilm